UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
001-33661
(Commission File Number)
GUARANTY FINANCIAL GROUP INC.
(Exact name of registrant as specified in its charter)
1300 MoPac Expressway South
Austin, Texas 78746
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None*
     Pursuant to the requirements of the Securities Exchange Act of 1934, Canal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GUARANTY FINANCIAL GROUP INC.
Date: May 13, 2011	By:	/s/ Dennis Faulkner
		Name:	Dennis Faulkner
		Title:	Chief Restructuring Officer

*	As of May 13, 2011, the Effective Date of Second Amended Joint Plan of Liquidation For Guaranty Financial Group Inc., et al. (the “Plan”), filed with the Bankruptcy Court for the Northern District of Texas, Dallas Division, on May 11, 2011 (the “Court”). Pursuant to the Plan, and the Order of the Court confirming the Plan, as of the Effective Date, all shares of common stock of Guaranty Financial Group Inc were deemed cancelled.